September 09, 2013

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re:	ATMI, Inc. (“ATMI” or the “Company”)
Form 10-K for the Year Ended December 31, 2012 Filed February 22, 2013
Form 10-Q for the Period Ended June 30, 2013 Filed July 24, 2013
File No. 1-16239

Dear Mr. O’Brien:

In the following responses to your letter dated August 27, 2013, we have noted your original comments in bold text to facilitate your review process. We believe our responses adequately address your requests for information and enhanced disclosure.

However, if you should require additional information or have any additional questions, please contact me at (203) 207-9325, or David Ward at (203) 207-9318.

We also acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Timothy C. Carlson
Timothy C. Carlson
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Douglas Neugold (ATMI, Inc.)
Patrick Shima (ATMI, Inc.)
David Ward (ATMI, Inc.)
Michael Grundei (Wiggin and Dana LLP)
Nudrat Salik (Securities and Exchange Commission)

Form 10-K for the Year Ended December 31, 2012 General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response: We respectfully direct the Staff to our responses to the specific comments below and the proposed revised disclosure contained therein, and further advise the Staff that we will provide revised disclosure in accordance therewith in future filings, as applicable.

Management’s Discussion and Analysis

Goodwill and Other Intangible Assets, page 24

2.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	How you weight each of the methods used to value goodwill, including the basis for that weighting;

•	How the methodologies used for valuing goodwill in the current year have changed since the prior year; and

•	To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;

•	A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

Response: We respectfully advise the Staff that we test goodwill for impairment at the level of our reported operating segments, which are Microelectronics and LifeSciences. We have concluded that these are also our reporting units. We note that our valuation methodologies did not change as compared to the prior year. In future filings we will augment our disclosures in this section by adding the following: “We evaluate goodwill for impairment at the reported operating segment level - Micrelectronics and LifeSciences. We first assess qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the qualitative assessment indicates a likelihood that the carrying amount is less than fair value, then the two-step goodwill impairment test is performed. We primarily use the income approach to determine the fair value of our reporting units. We also employ the market approach by the use of revenue and EBITDA multiple comparisons to corroborate the fair value determined using the income approach. Based on our last completed step 1 analysis, the fair value for each of our two reporting units exceeded the carrying value by more than 40 percent, We also note that our stock price has increased approximately 18 percent from December 31, 2011 to June 30, 2013 with a commensurate increase in our market capitalization. At June 30, 2013, the goodwill balances were $13.6 million and $33.0 million for Microelectronics and LifeSciences, respectively.”

Results of Operations, Page 25

3.	We note your disclosure on page 12 that your revenues and results of operations can be adversely affected by fluctuations in exchange rates. Please enhance your disclosure for both the consolidated and segment results of operations discussions to separately quantify for each period presented the amount of the change in revenues and expenses that is due to foreign currency translations.

Response: We respectfully advise the Staff that the impact on consolidated revenues and expenses, respectively, in the year ended December 31, 2012, of fluctuations in exchange rates was less than 1 percent. For the year ended December 31, 2012, the impact on revenues of fluctuations in exchange rates was less than 1 percent and approximately 6 percent for Microelectronics and LifeSciences, respectively. In future filings, we will quantify the impact to our results from fluctuations in exchange rates and will make appropriate disclosures when the fluctuations are material. In addition, we will augment our disclosure under Item 7A. Quantitative and Qualitative Disclosures about Market Risk, under the heading, “Foreign Currency Exchange Risk” to say, “In those jurisdictions where we earn revenue and incur expenses in currencies other than the U.S. dollar, the net effect on the Consolidated Statements of Comprehensive Income would not be expected to be material.”

Segment Analysis, page 27

4.	You continue to experience pricing pressure with several of your legacy products in the Microelectronics segment. It is not clear what impact the pricing pressure has had on your revenues. Please expand your revenues discussion to disclose the extent to which changes in prices, changes in volume, or the introduction of new products contributed to fluctuations in revenues. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response: After careful consideration of the Staff’s request, we will expand our revenue-related disclosures in future filings in Part II, Item 7 of our annual reports and in Part I, Item 2 of our quarterly reports, to include more discussion of important drivers of the changes. For example, we would disclose the following in Part I, Item 2 of our most recent Form 10-Q filing: “The 5 percent decline in Microelectronics revenues in the second quarter of 2013 compared to the same period of 2012 was driven by a volume decline of approximately 1 percent and an average selling price decline of 4 percent.”

Liquidity and Capital Resources, page 31

5.	Given your significant foreign operations, please enhance your liquidity disclosures to address the following:

•	Disclose the amount of foreign cash and short-term investments you have as compared to your total amount of cash and short-term investments as of the latest balance sheet date;

•	Discuss the fact that if the foreign cash and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true; and

•	Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response: We respectfully advise the Staff that in an effort to minimize redundancy within the 2012 Form 10-K, we made the following disclosure in Note 1 of Part II, Item 8, in the final paragraph under the heading Cash and Cash Equivalents and Marketable Securities (page F-11): “As of December 31, 2012, our consolidated cash and cash equivalents was $86.1 million of which $19.2 million was in South Korea, $5.4 million was in Taiwan and $5.7 million was in Japan; these funds were not available to fund domestic US operations without repatriation. These funds could become subject to additional tax if they are repatriated. It is not practicable to estimate the amount or timing of the additional tax, if any, that eventually might be paid on these foreign funds. We do not anticipate repatriating these funds in the foreseeable future.” In consideration of the Staff’s comment, we will augment our Liquidity disclosures to include the discussion above with an additional sentence which reads, “We are not aware of any legal or economic restrictions which will limit or restrict our ability to transfer funds from our subsidiaries should the need arise.”

Financial Statements

Notes to the Financial Statements

General

6.	Your disclosures on pages 4 and 26 indicate that you have entered into collaborative arrangements. Please provide the disclosures required by ASC 808-10-50-1.

Response: We appreciate the opportunity to clarify the facts surrounding the collaborative development agreement we described in our 2012 Form 10-K. In 2011 we entered into a collaborative arrangement and made the disclosures required by ASC 808-10-50-1 in Item 1 of our Form 10-Q for the period ended September 30, 2011, under the heading Collaborative Arrangements (page 12). In that disclosure, we noted the following: “The agreement, which was signed in September 2011 and expires in August 2012, requires the customer to make quarterly payments to ATMI over the contract term.” In our 2011 Form 10-K, in Note 1 of Item 8 (page F-15), we also included the disclosures as required by ASC 808-10-50-1. We subsequently disclosed the following in Item 2 of our Form 10-Q for the period ended September 30, 2012 (page 25), “The decrease in R&D spending was caused mostly by the successful conclusion of a collaborative development agreement resulting in expense reimbursements to us of $1.9 million”. The identical disclosure regarding the conclusion of this collaborative arrangement was provided on page 26 of our 2012 Form 10-K. We have not entered into any other material collaborative arrangements. In recognition of the Staff’s comment, we will, as the circumstances require, include disclosure related to our policy for collaborative arrangements in Item 8 of future annual filings.

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition and Accounts Receivable, page F-9

7.	You recognized revenue from the sale of licensed products to Matheson when Matheson sold the licensed products to its customers as that was when the sales price became fixed and determinable. After terminating the agreements with Matheson in 2011, Matheson’s parent company, Taiyo Nippon Sanso Corporation, will continue to distribute certain product lines in Japan. Please disclose when revenue is being recognized related to these products being distributed by Taiyo Nippon Sanso Corporation. Please clarify if revenue is recognized when the products are sold to customers.

Response: We appreciate the opportunity to clarify the context of these disclosures. While Taiyo Nippon Sanso Corporation (“TNSC”) does continue to distribute certain products for ATMI in Japan, the terms of sale to TNSC differ from those previously associated with sales of product to Matheson, such that the price is fixed and determinable upon ATMI’s shipment of products to TNSC. We recognize revenue to TNSC when all the revenue recognition criteria are met, which is upon shipment. As requested by the Staff, we will augment and clarify our disclosures to make clear that revenue to TNSC is recognized upon shipment.

Note 10. Income Taxes, page F-24

8.	During the year ended December 31, 2012, you recorded a $27 million increase in unrecognized tax benefits related to prior period positions. Given your ending unrecognized tax benefits balance of $30.6 million at December 31, 2012, please expand your disclosures to discuss what led to such a significant increase.

Response: We respectfully advise the Staff that the $27 million increase in unrecognized tax benefits at December 31, 2012 was related to the timing of deduction of tax benefits for the reacquired rights on the contract termination with Matheson. In Item 8 of our 2011 Form 10-K, in the Income Taxes Note (page F-26), we disclosed the initial tax benefit of $30.7 million associated with reacquired rights on contract termination. Because of changes in facts and circumstances during 2012, we increased prior year positions of unrecognized tax benefits by $27 million. In Item 8 of our 2012 Form 10-K, in the Income Taxes Note (page F-26) we disclosed that our total unrecognized tax benefits were $30.6 million, and that we had $3.6 million in unrecognized tax benefits which were permanent in nature and so favorably affected the effective tax rate. We subsequently disclosed the resolution of this uncertainty in Part I, Item 1 of our June 30, 2013 Form 10-Q, under the heading Income Taxes (page 9).

After reflecting on the Staff’s comment, although the reader could have derived the information from the existing disclosure, we could have enhanced the disclosure found in the third full paragraph of the Income Taxes Note in Item 8 of our 2012 Form 10-K (page F-26), to include the following italicized language:

“At December 31, 2012, ATMI had $3.6 million of unrecognized tax benefits (out of a total of $30.6 million), which, if recognized, would favorably affect the effective income tax rate in future periods. The increase of $27 million in prior year positions is related to the uncertainty of the timing of deduction of the reacquired rights on the Matheson contract termination, and is not expected to affect our effective income tax rate in future periods. Of the $3.6 million of unrecognized tax benefits, $0.3 million is included in deferred taxes, and the balance of $3.3 million is included in the caption “Other non-current liabilities” on the consolidated balance sheets, together with $0.6 million of accrued interest (net) on tax reserves and $0 accrued for penalties.”

In future filings we will provide expanded disclosures as necessary for any similar types of transactions.

Note 12. Stockholders’ Equity

Fair Value, page F-28

9.	For awards granted subsequent to January 1, 2006, your expected volatility is based on the historical volatility of your common stock for a period shorter than the expected term of the options. You have excluded the historical volatility prior to publicly announcing the sale of non-core businesses in 2004. Please help us better understand how you determined your estimate of expected volatility pursuant to ASC 718-10-55-35 through 41. Please specifically address the following in your explanation:

•	Please help us better understand how you determined it is appropriate to use a period of historical volatility shorter than the expected term of the stock options; and

•	If you have excluded the historical volatility prior to publicly announcing the sale of non-core businesses in 2004 in arriving at your expected volatility assumption for purposes of determining the fair value of options granted during 2010, 2011, or 2012, please help us better understand how you determined it was appropriate to completely exclude this period of historical volatility. Please help us understand why the historical share price during this period is not relevant to estimating expected volatility as well as how you determined that similar events are not expected to occur during the expected term of the stock options. Refer to SAB Topic 14:D.l.

Response: We respectfully advise the Staff that within our determination of historical volatility, we were mindful of the objective cited in ASC 718-10-55-35 which says, “….the objective is to determine the assumption about expected volatility that marketplace participants would be likely to use in determining an exchange price for an option.”

In the process of adoption of ASC 718 “Compensation – Stock Compensation”, we carefully reviewed all valuation model assumptions including volatility. We reviewed our historical volatility and determined that stock prices (and volatility) prior to October 23, 2003 were not relevant as a predictor of expected volatility because it was on this date that we announced our intentions to exit certain non-core product lines by the end of 2004. The non-core product lines were a significant portion of ATMI’s consolidated business. The majority of the non-core product lines exited were subject to the cyclicality of the semiconductor capital equipment market while the business which remained after the sale of the non-core product lines were primarily related to semiconductor materials and high-purity packaging, which are driven mainly by semiconductor wafer starts. Wafer starts are significantly less cyclical than the capital equipment sector of the semiconductor industry. For this reason, we believe it was appropriate to exclude the period prior to October 23, 2003 in accordance with guidance issued in ASC 718 which states, “…. In computing historical volatility, for example, an entity might disregard an identifiable period of time in which its share price was extraordinarily volatile because of a failed takeover bid if a similar event is not expected to recur during the expected or contractual term” (ASC 718-10-55-37). At the time of adoption, given the unusual nature of the divestiture of the non-core product lines, we did consider the guidance of Topic 14:D.1 Question 2 Response 4, which says, “The objective in estimating expected volatility is to ascertain the assumptions that marketplace participants would likely use in determining an exchange price for an option. Accordingly, the staff believes that Company B should consider those future events that it reasonably concludes a marketplace participant would also consider in making the estimation. For example, if Company B has recently announced a merger with a company that would change its business risk in the future, then it should consider the impact of the merger in estimating the expected volatility if it reasonably believes a marketplace participant would also consider this event.” We concluded that there were no similar expected significant future events that would warrant a similar type of exclusion that a marketplace participant would consider in valuing our options. We continue to consider potential future events which might impact the expected volatility and have determined that there are no other events or periods of historical volatility that should have been excluded.

Note 15. Segments, page F-31

10.	Please disclose what is reflected in the “All Other” amounts. Please separately present corporate amounts and amounts related to eliminations or reversal of transactions between reportable segments. Refer to ASC 280-10-50-31.

Response: We respectfully advise the Staff that the amounts included in “All Other” are primarily related to corporate expenses and small amounts of revenue from early stage new market opportunities. There are no significant intercompany sales or adjustments between our reportable segments.

We will augment our disclosure in future filings by adding language similar to the following sentence to the Segments Note in Part II, Item 8: “The ‘All Other’ category includes corporate expenses, and, revenues and expenses associated with early stage new market opportunities such as our eVOLV™ and BrightBlack™ technologies.”

Form 10-Q for the Period Ended June 30, 2013

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 22

11.	Cash provided by operating activities decreased significantly from $31.4 million for the six months ended June 30, 2012 to $3.4 million for the six months ended June 30, 2013. It appears that the decrease is primarily due to changes in working capital components. In this regard, please expand your disclosures to discuss the underlying reasons for changes in working capital components. For example, you disclose that the increased accounts receivable was due to higher days sales outstanding. You should discuss what factors are causing the increase in days sales outstanding. Please also consider whether a discussion of days sales in inventory would be relevant to a reader of your financial statements. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Response: We appreciate the opportunity to clarify the context of this disclosure. We confirm that changes in working capital were the main driver of the decline in cash provided by operating activities for the periods cited. As requested, we will expand disclosures related to such significant changes in future filings substantially as follows: “The main drivers for the growth in days sales outstanding were: (1) the increased volume of sales in the final 60 days of the quarter ended June 30, 2013 compared to the comparable 60-day period in the quarter ended June 30, 2012, and (2) increased sales associated with SDS Direct, where inherited sales terms from our previous distributor are longer, on average, than terms in our legacy business.”

We have respectfully considered the Staff’s suggestion that we consider whether a discussion of days sales in inventory would be relevant to a reader of our financial statements. We don’t use this measure for purposes of management reporting, but instead focus on drivers of the gross inventory balances in each business unit. The main driver for the increase in the inventory balance for this period was strategic purchases to secure future supply and favorable pricing. We will continue to provide disclosure of the primary drivers of inventory balances when such changes are significant, which we believe provides readers with the appropriate information to assess our liquidity.